                                                   This filing is made pursuant
                                                   to Rule 424(b)(2) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration Nos. 333-02798
                                                                     333-18847

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 14, 1997)
--------------------------------------------------------------------------------
                                2,000,000 Shares

[LOGO]                    PACIFIC GULF PROPERTIES INC.

                                  Common Stock
--------------------------------------------------------------------------------

Pacific Gulf Properties Inc. (the "Company"), a self-administered and self-managed equity real estate investment trust (a "REIT"), owns, operates, leases, acquires and rehabilitates industrial and multifamily properties. In addition, the Company has recently begun to develop properties, including an industrial property and an active senior residential property. The Company focuses on properties located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company currently owns a portfolio of 21 industrial properties, containing an aggregate of approximately
4.6 million leasable square feet, and 22 multifamily properties, containing 4,110 apartment units. See "Recent Developments -- 1996 Acquisitions and Disposition."

All of the shares of common stock of the Company, par value $.01 per share ("Common Stock"), offered hereby are being sold by the Company (the "Offering"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PAG." On January 15, 1997, the last reported sales price of the Common Stock on the NYSE was $21.25 per share. See "Price Range of Common Stock and Distributions."

The Company operates as a REIT for federal income tax purposes and expects to pay regular quarterly dividends to its stockholders, subject to the discretion of the Company's Board of Directors. See "Price Range of Common Stock and Distributions." The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Common Stock" in the accompanying Prospectus.

SEE "RISK FACTORS" ON PAGES 5 TO 9 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

                                                                            Underwriting
                                                         Price to           Discounts and         Proceeds to
                                                          Public           Commissions(1)         Company(2)
------------------------------------------------------------------------------------------------------------------
Per Share..........................................        $20.50               $0.97               $19.53
------------------------------------------------------------------------------------------------------------------
Total(3)...........................................      $41,000,000         $1,940,000           $39,060,000

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $520,000.

(3) The Company has granted the Underwriter a 30-day over-allotment option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions set forth above. If all such shares are purchased by the Underwriter, the total Price to Public will be $47,150,000, the total Underwriting Discounts and Commissions will be $2,231,000, and total Proceeds to Company will be $44,919,000. See "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the Underwriter, subject to delivery by the Company and acceptance by the Underwriter, to prior sale and withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriter is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about January 21, 1997.

                       PRUDENTIAL SECURITIES INCORPORATED

January 15, 1997

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AND/OR THE COMPANY'S 8.375% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2001 AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE COMMON STOCK MAY NOT BE OFFERED OR SOLD IN OR INTO THE UNITED KINGDOM EXCEPT TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESSES (OR IN OTHER CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM FOR THE PURPOSES OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995), AND THIS DOCUMENT MAY ONLY BE ISSUED OR PASSED ON IN OR INTO THE UNITED KINGDOM TO ANY PERSON TO WHOM THE DOCUMENT MAY LAWFULLY BE ISSUED OR PASSED ON BY REASON OF, OR OF ANY REGULATION MADE UNDER, SECTION 58 FINANCIAL SERVICES ACT 1986.

     ALL APPLICABLE PROVISIONS OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 AND THE FINANCIAL SERVICES ACT 1986 MUST BE COMPLIED WITH IN RESPECT OF ANYTHING DONE IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING, THE UNITED KINGDOM.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus Supplement, in the accompanying Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriter's over-allotment option will not be exercised.

                                  THE COMPANY

     The Company, a self-administered and self-managed equity real estate investment trust (a "REIT"), owns, operates, leases, acquires and rehabilitates industrial and multifamily properties. In addition, the Company has recently begun to develop properties, including an industrial property consisting of approximately 327,000 square feet and an active senior residential property consisting of approximately 166 units. The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company focuses on this geographic region due to management's extensive experience in these markets and management's belief that these markets present potential for long-term economic growth. The Company currently owns a portfolio of 21 industrial properties, containing an aggregate of approximately
4.6 million leasable square feet (the "Industrial Properties") and 22 multifamily properties, containing 4,110 apartment units (the "Multifamily Properties", and collectively with the Industrial Properties, the "Properties"). As of November 30, 1996, the Company's Industrial Properties and Multifamily Properties experienced occupancy rates of 98% and 94%, respectively.

     Since its February 1994 initial public offering (the "IPO"), the Company has increased (i) the amount of leaseable square footage in its Industrial Property portfolio by 126% to 4.6 million square feet, (ii) the number of units in its Multifamily Property portfolio by 44% to 4,110 units, and (iii) the number of shares of its Common Stock outstanding by 141%. In mid-1996, the Company received gross proceeds of approximately $39.9 million from the issuance of 2,435,581 shares of Common Stock at $16.375 per share (the "1996 Public Common Stock Offering"). Since the 1996 Public Common Stock Offering, the Company has:

- Purchased 11 Industrial Properties comprised of approximately 1.9 million leasable square feet, at an aggregate purchase price of approximately $68.0 million,

- Purchased one additional Multifamily Property consisting of 165 apartment units at a purchase price of approximately $6.2 million,

- Acquired and commenced redevelopment of an approximately 327,000 leaseable square foot industrial building with an anticipated total cost of approximately $10.2 million,

- Commenced development of a 166 unit senior (age 55 and over) apartment complex with an estimated total capitalized cost of approximately $8.6 million,

- Moved its Common Stock from the American Stock Exchange (the "ASE") to the
  NYSE,

- Increased its quarterly dividend on the Common Stock from $.40 per share to $.41 per share,

- Completed an exchange offer (the "Exchange Offer") pursuant to which it exchanged an aggregate of 2,440,002 shares of Common Stock for an aggregate of approximately $42.1 million principal amount of its outstanding 8.375% Convertible Subordinated Debentures Due 2001 (the "Debentures"), and

- Agreed to sell $25.0 million in Preferred Stock to an institutional investor.

     Management believes that focusing on two property types allows the Company greater investment opportunities and flexibility than would be available by investing in only one property type. Apartments have shorter term leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties reacts more slowly to changes in the economy due to longer term leases on such properties. The values of these two property types and the opportunities they present for growth are affected by the timing of such rental adjustments. This distinction, along with other market factors that impact the demand for multifamily and industrial properties differently, provides the Company with greater options in implementing its investment, disposition and property management strategies.

     The Company seeks to maximize cash flow per share by improving the net operating income (rental property income less rental property expenses) of existing properties, by acquiring additional properties and by reducing its cost of capital. Management closely monitors rental operations and administrative expenses, utilizes new technologies, periodically conducts contract reviews, and seeks opportunities to maximize economies of scale in order to control costs, reduce tenant turnover and assure that the Company is competitive in all aspects of its operations. The Company also seeks to increase shareholder value through the acquisition of properties that provide attractive initial returns and opportunities to increase net operating income. Additionally, the Company seeks well-located properties in strong markets where values have suffered due to poor management or maintenance and that can be acquired at less than replacement cost. See "Risk Factors" in the accompanying Prospectus.

     The Company was incorporated in Maryland in August 1993. The Company's executive offices are located at 363 San Miguel Drive, Newport Beach, California 92660; and its telephone number is (714) 721-2700. Unless the context otherwise requires, as used herein the term "Company" includes Pacific Gulf Properties Inc. and its consolidated subsidiaries, including without limitation its operating partnership, PGP Inland Communities, L.P.

                                  THE OFFERING

Common Stock Offered Hereby...........................  2,000,000 shares(1)
Common Stock to be Outstanding after the Offering.....  11,758,273 shares(1)(2)(3)
Use of Proceeds.......................................  To complete the Probable Acquisitions
                                                        (as defined below) and to repay
                                                        indebtedness outstanding under the
                                                        Company's revolving line of credit.
                                                        See "Use of Proceeds."
NYSE Symbol...........................................  PAG

---------------

(1) Does not include up to 300,000 shares of Common Stock issuable if the Underwriter exercises the over-allotment option.

(2) Includes 2,440,002 shares of Common Stock issued pursuant to the Exchange Offer.

(3) Excludes 615,404 shares of Common Stock reserved for issuance under the Company's 1993 Share Option Plan and 247,663 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan. Also excludes an aggregate of 225,452 shares of Common Stock which the Company will have the right, but not the obligation, to issue to the holders of the limited partnership interests ("OP Units") in the Company's subsidiary operating partnership, PGP Inland Communities, L.P., if such holders exercise their right in the future to require the operating partnership to purchase their OP Units.

                              RECENT DEVELOPMENTS

1996 ACQUISITIONS AND DISPOSITION

     In March 1996, the Company acquired an industrial property located in Garden Grove, California with approximately 189,000 leasable square feet, for an aggregate purchase price of approximately $6.8 million. The Company financed the purchase with the proceeds from a 10 year, 7.3% fixed interest rate loan secured by an existing property located in Kent, Washington.

     In June and July 1996, the Company acquired nine industrial properties located in California containing an aggregate of approximately 1.4 million leasable square feet, for an aggregate purchase price of approximately $54.0 million, including budgeted capital expenditures of approximately $1.8 million. The Company financed the acquisition of such properties primarily with the proceeds of the 1996 Public Common Stock Offering. See "-- Equity Financing Activities" below.

     In August 1996, the Company acquired an industrial property located in the City of Industry, California with approximately 327,000 leasable square feet for approximately $8.8 million. The Company intends to expend approximately $1.4 million to redevelop this property. Also in August 1996, the Company acquired approximately 4.6 acres of land in Rancho Santa Margarita, California for approximately $1.6 million, on which the Company is developing a 166 unit active senior housing apartment community with estimated total capitalized costs of approximately $8.6 million. See "-- Development Activity" below.

     In August 1996, the Company sold approximately 14.3 acres of land and an approximately 56,000 leasable square foot industrial building located in Baldwin Park, California to an existing tenant for aggregate consideration of approximately $7.7 million under the terms of an option to purchase contained in the original leases.

     In October 1996, the Company acquired the Miramar Business Park in San Diego, California, a multi-tenant industrial/warehouse consisting of approximately 186,000 leasable square feet, for a purchase price of approximately $7.2 million. The Miramar Business Park is subject to a ground lease expiring in July 2035.

     In November 1996, the Company acquired the Raintree Apartments, a 165 unit apartment community located in Ontario, California, for a purchase price of approximately $6.2 million which was financed by the seller for a five year term.

PROBABLE ACQUISITIONS

     The Company is actively pursuing and is in preliminary negotiations regarding the acquisition of a number of industrial and multifamily properties, but no assurance can be given that it will continue to pursue or consummate any acquisitions as a result of these negotiations. On November 19, 1996, the Company entered into an agreement to purchase a multitenant industrial park located in Santa Ana, California with approximately 323,000 leasable square feet for a total consideration of approximately $15.2 million (the "Santa Ana Acquisition"). On December 5, 1996, the Company entered into an agreement to purchase a warehouse/distribution property located in Algona, Washington with approximately 201,000 leasable square feet for total consideration of approximately $9.6 million (the "Algona Acquisition", and together with the Santa Ana Acquisition, the "Probable Acquisitions"). Because the Probable Acquisitions remain subject to certain conditions to closing, there can be no assurance that such acquisitions will be consummated.

REDUCTION IN PUBLIC INDEBTEDNESS

     In December 1996, the Company initiated the Exchange Offer, pursuant to which it offered to exchange 58 shares of its Common Stock for each $1,000 in principal amount of its Debentures. On December 26, 1996, the Company completed the Exchange Offer by issuing an aggregate of 2,440,002 shares of Common Stock in exchange for approximately $42.1 million in aggregate principal amount of Debentures. Approximately $14.4 million in principal amount of Debentures remains outstanding after the consummation of the Exchange Offer. The Debentures are traded on the ASE.

     The Company believes the Exchange Offer improved the Company's capitalization by increasing its outstanding equity base and decreasing its indebtedness. The issuance of additional shares of Common Stock may have improved the trading and liquidity of the Common Stock, which in turn may enhance the attractiveness of the Common Stock to institutional and other investors. Additionally, the reduction in the Company's indebtedness has improved the Company's interest coverage ratio and may lower its long-term capital costs. The Company believes the improvement in its capitalization provided by the Exchange Offer will provide it with enhanced access to the capital markets and expand its opportunities for future growth.

INCREASE IN DISTRIBUTIONS

     The Company has increased its distributions paid to stockholders twice since its IPO. On November 6, 1996, the Company increased its quarterly distribution from $0.40 per share to $0.41 per share of Common Stock. On December 12, 1995, the Company increased its quarterly distribution from $0.39 per share to $0.40 per share of Common Stock. See "Price Range of Common Stock and Distributions."

DEVELOPMENT ACTIVITY

     The Company has begun redevelopment of the its newly-acquired industrial property located in the City of Industry, California. See "-- 1996 Acquisitions and Disposition." The redevelopment, which the Company expects to cost approximately $1.4 million, will include the installation of additional loading facilities, sprinkler upgrades, mezzanine level upgrades, parking lot upgrades, and cosmetic rehabilitation of the property.

     In December 1996, the Company began construction on a 166-unit active senior apartment community in the master planned area of Rancho Santa Margarita, California. The Company estimates the total capitalized cost of this project will be approximately $8.6 million. The community is being developed as a community for residents 55 years and older and will be the first apartment community in Rancho Santa Margarita specifically designed to meet the needs of active seniors. The project is being financed with a 24 month construction loan. Subject to completing construction and the property achieving certain lease up and operating requirements, the Company anticipates that it will refinance the construction loan with tax-exempt credit-enhanced bonds. See "Debt Financing Activities."

EQUITY FINANCING ACTIVITIES

     In mid-1996, the Company received gross proceeds of approximately $39.9 million from the issuance of 2,435,581 shares of Common Stock (including proceeds from the issuance of 420,000 shares of Common Stock sold pursuant to the exercise of the underwriters' over-allotment option) in the 1996 Public Common Stock Offering at a price of $16.375 per share. The shares of Common Stock were issued under the Company's shelf registration statement on Form S-3 covering a maximum aggregate offering price of approximately $112 million (the "Shelf Registration Statement"). The Company used the proceeds of the 1996 Public Common Stock Offering to fund the acquisition of certain properties, to repay debt and for general corporate purposes. In December 1996, the Company filed a registration statement on Form S-3 pursuant to Rule 462(b) under the Securities Act, increasing the maximum aggregate offering amount under the Shelf Registration Statement by approximately $14.5 million.

     On December 31, 1996, the Company entered into an agreement to issue 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Class A Preferred Shares") to Five Arrows Realty Securities L.L.C. ("Five Arrows") at a price of $18.50 per share. The Company is obligated to issue the Class A Preferred Shares over the course of 1997 in a maximum of three separate issuances, the timing of which may be specified by the Company, provided that the Company will be charged with certain availability fees if all of the Class A Preferred Shares are not issued before July 1, 1997. Management believes the issuance of the Class A Preferred Shares will provide the Company with ready access to additional capital in order to complete additional acquisitions or to provide additional working capital. The Class A Preferred Shares will be issued under the Shelf Registration Statement.

     The holders of the Class A Preferred Shares and the holders of the Common Stock vote together as a single class. Each Class A Preferred Share is convertible into one share of Common Stock, subject to adjustment upon certain events. The annual dividend per share on the Class A Preferred Shares is (i) $1.70 from the date of issuance until December 31, 1997, and (ii) the greater of $1.70 or 104% of the then-current dividend on the Common Stock thereafter. The liquidation preference of the Class A Preferred Shares is $18.50 per share, plus an amount equal to any accumulated, accrued and unpaid dividends. The Company may redeem the Class A Preferred Shares beginning on December 31, 2001 for cash in an amount equal to $18.50 per Class A Preferred Share plus accrued and unpaid dividends and plus a premium initially equal to 6.0% of $18.50. This premium decreases to zero after December 31, 2009.

     The Company has granted to Five Arrows, for as long as Five Arrows maintains its ownership of either all of the Class A Preferred Shares or an amount of voting securities that, if converted into Common Stock, would exceed 10% of the outstanding Common Stock, a seat on the Company's Board of Directors. In addition, upon the occurrence of the failure of the Company to pay a quarterly dividend on the Common Stock in an amount of at least $.40 per share, the failure of the Company to meet certain earnings before interest, depreciation and amortization budgets for three consecutive quarters or the failure of the Company to pay accrued dividends on the Class A Preferred Shares, Five Arrows would be granted one additional seat on the Board.

     Five Arrows is prohibited from transferring any Class A Preferred Shares, or any shares of Common Stock into which such Class A Preferred Shares have been converted, until December 31, 1997. At that time, Five Arrows will have the right, subject to certain conditions, to demand the Company effect the registration under the Securities Act of 1933, as amended, of the Class A Preferred Shares or the shares of Common Stock into which such Class A Preferred Shares have been converted.

DEBT FINANCING ACTIVITIES

     Tax-Exempt Projects. In December 1996, the Company completed a refinancing of all of its $24.9 million tax-exempt financed projects. As part of the refinancing, the Company established a pool agreement with the Federal National Mortgage Association ("FNMA") to provide 30 year credit enhancement on the tax-exempt projects. The effective interest rate on the currently outstanding bonds that are part of such pool agreement (other than the bonds related to Rancho Santa Margarita project), after giving effect to credit enhancement and other costs, has been fixed at 6.3% for 10 years.

     In addition to refinancing its tax-exempt projects, the Company also received from FNMA a forward commitment, expiring December 1, 1998, to provide credit enhancement for the senior residential community located in Rancho Santa Margarita, California, that the Company is currently developing. The commitment is subject to the completion of the project and the property achieving certain lease up and operating requirements. The effective interest rate on the currently outstanding bonds in this commitment, after giving effect to credit enhancement and other costs, has been fixed at 6.4% for ten years.

     Property Refinancings. In 1996, the Company incurred indebtedness on two separate occasions in order to reduce the outstanding balance on the Company's line of credit. First, in October 1996, the Company borrowed an aggregate of approximately $16.9 million pursuant to three separate 14 year term loans that bear interest at a rate of 8% for the first seven years and a fixed rate based upon the then-prevailing market rate thereafter. Such loans are secured by the following industrial projects: Golden West, Vista and Garden Grove Industrial Park. Second, in December 1996, the Company borrowed an additional $24.5 million pursuant to a 15 year term loan that bears interest at a rate of 7.75% for the first five years and a fixed rate based upon the then-prevailing market rate thereafter. This loan is secured by six of the properties acquired with the proceeds of the 1996 Public Common Stock Offering, namely Riverview Industrial Park, Pacific Park, North County Business Park, Bell Ranch Industrial Park, Escondido Business Center and Bay San Marcos Industrial Park. Each of these financings provides the Company with the ability to prepay, without penalty, the balance of outstanding loans at the time the interest rates are reset.

     The above property refinancings reduced the Company's line of credit obligation by approximately $39.4 million, thereby significantly reducing the Company's exposure to interest rate fluctuations.

LISTING OF COMMON STOCK ON NEW YORK STOCK EXCHANGE

     On October 29, 1996, the Company's Common Stock moved from the ASE to the NYSE. The Company believes trading on the NYSE may provide greater exposure for the Company and increase its ability to raise additional capital.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby, after deduction of underwriting discounts and commissions and estimated offering expenses, is estimated to be approximately $38.5 million ($44.4 million if the Underwriter's over-allotment option is exercised in full). The Company presently intends to use the net proceeds from the Offering to complete the Probable Acquisitions and to reduce outstanding borrowings under its revolving credit facility. The principal balance outstanding under such credit facility, which as of September 30, 1996 was approximately $39.2 million, has been reduced as described under "Recent Developments -- Debt Financing Activities." The revolving credit facility matures in July 1998 and had an interest rate of 7.47% as of September 30, 1996 (floating interest rate of LIBOR plus 1.75%). To the extent the net proceeds are not used as described above, they will be used for working capital purposes. Pending such uses, which the Company anticipates will occur shortly following the consummation of the Offering, the Company may invest such net proceeds in short-term income-producing investments such as investment grade commercial paper, government securities or money market funds that invest in government securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, on a historical and pro forma basis as adjusted to give effect to (i) the acquisition of properties completed or pending subsequent to September 30, 1996, (ii) the Exchange Offer and (iii) the completion of this Offering and the application of net proceeds as described below and under "Use of Proceeds." The information set forth in the following table should be read in conjunction with the Company's pro forma consolidated financial statements incorporated by reference herein including the statements filed with the Current Report on Form 8-K dated January 13, 1997 and the consolidated and combined financial statements and notes thereto incorporated by reference in the accompanying Prospectus.

                                                                                SEPTEMBER 30, 1996
                                                                             ------------------------
                                                                             HISTORICAL     PRO FORMA
                                                                             ----------     ---------
                                                                             (DOLLARS IN THOUSANDS)
Debt:
  Loans payable(1).........................................................   $ 137,774     $ 143,974
  Revolving line of credit(1)(4)...........................................      39,244        32,320
  8.375% Convertible Subordinated Debentures, net of debenture
     discount(2)...........................................................      55,722        14,237
                                                                               --------      --------
          Total debt.......................................................     232,740       190,531
Shareholders' equity:
  Preferred shares, $.01 par value; 5,000,000 shares authorized; no shares
     outstanding(3)........................................................          --            --
  Common shares, $.01 par value; 25,000,000 shares authorized; 7,317,403 shares issued and outstanding; 11,757,405 shares issued and
     outstanding on a pro forma basis (2)(4)(5)............................          74           118
  Excess shares, $.01 par value; 30,000,000 shares authorized; no shares
     outstanding...........................................................          --            --
  Outstanding restricted stock.............................................        (918)         (918)
  Additional paid-in capital(2)(4).........................................     114,877       196,294
  Distributions in excess of earnings(2)...................................     (10,868)      (14,465)
                                                                               --------      --------
          Total shareholders' equity.......................................     103,165       181,029
                                                                               --------      --------
          Total capitalization.............................................   $ 335,905     $ 371,560
                                                                               ========      ========

---------------

(1) New borrowings of $7,100,000 under the Company's revolving line of credit and $6,200,000 under a mortgage note payable to consummate the completed and probable acquisitions more fully described in the Company's Current Report on Form 8-K dated January 13, 1997. See "Recent Developments -- Debt Financing Activities" for other activity subsequent to September 30, 1996 affecting the Company's revolving line of credit.

(2) Exchange of the Company's Debentures ($42,069,000 aggregate principal amount, net of $584,000 unamortized Debenture cost) for 2,440,002 shares of Common Stock, including 180,956 shares of Common Stock issued to induce the exchange. Subsequent to the completion of the Exchange Offer, the Company will recognize a one-time charge to earnings of approximately $3,597,000 for the year ended December 31, 1996 related to the issuance of the shares of Common Stock issued as an inducement at a price of $19.875 (the share price at December 26, 1996, the Exchange Offer closing date). This nonrecurring loss related to the Exchange Offer will not affect the Company's Funds From Operations (as defined below).

(3) Excludes 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock to be issued pursuant to an agreement executed by the Company on December 31, 1996. The Class A Preferred Shares, which will be issued in up to three separate issuances at a price of $18.50 per share, bear an initial annual dividend of $1.70 per share from the date of issuance until December 31, 1997, (increasing thereafter, see "Recent Developments -- Equity Financing Activities"), are redeemable by the Company in whole or part, five years from the date of issuance and are convertible into shares of Common Stock, at any time, at the option of the holders based on an initial conversion ratio of one share of Common Stock for each Class A Preferred Share, subject to adjustment under certain circumstances.

(4) Net proceeds of $38,540,000 from the issuance of 2,000,000 shares of Common Stock (excluding 300,000 shares of Common Stock that may be issued upon exercise of the Underwriter's over-allotment option) pursuant to this offering at $20.50 per share, net of underwriting discounts and commissions and estimated offering expenses. Proceeds from the Offering will be used to complete the Probable Acquisitions with the remaining $14,024,000 used to reduce outstanding indebtedness on the revolving line of credit.

(5) Excludes 615,404 shares of Common Stock reserved for issuance under the Company's 1993 Share Option Plan and 247,663 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan. Also excludes an aggregate of 225,452 shares of Common Stock which the Company will have the right, but not the obligation, to issue to the holders of the OP Units in the Company's subsidiary operating partnership, PGP Inland Communities, L.P., if such holders exercise their right in the future to require the operating partnership to purchase their OP Units.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Common Stock of the Company began trading on the NYSE on October 29, 1996 under the symbol "PAG." From the date of the Company's IPO until October 28, 1996, the Company's Common Stock traded on the ASE under the same symbol. The following table sets forth the high and low closing prices for the Common Stock on the ASE or the NYSE, as applicable, and the distributions declared for the periods indicated:

                                                                              DISTRIBUTIONS
                                                          HIGH       LOW        DECLARED
                                                          -----     -----     -------------
        1994
        1st Quarter....................................   $18 1/2   $17 1/4       $  .18
        2nd Quarter....................................    17 7/8    16 1/8          .39
        3rd Quarter....................................    17 1/2    15 1/2          .39
        4th Quarter....................................    16 7/8    12 3/4          .39

        1995
        1st Quarter....................................    16 1/4    14 5/8          .39
        2nd Quarter....................................    16 1/4    14 1/2          .39
        3rd Quarter....................................    16 5/8    14 5/8          .39
        4th Quarter....................................    16 3/4    13              .40

        1996
        1st Quarter....................................    18 3/4    16 1/8          .40
        2nd Quarter....................................    18 3/8    16 1/8          .40
        3rd Quarter....................................    18 3/4    16 1/2          .40
        4th Quarter....................................    20        18 1/8          .41

        1997
        1st Quarter (through January 15, 1997).........    21 1/4    19 1/4

     The closing price of the Common Stock on the NYSE on January 15, 1997 was $21.25 per share. As of such date there were approximately 239 record holders of Common Stock.

     Since the IPO, the Company has declared regular quarterly distributions to its stockholders. Federal income tax law requires that a REIT distribute annually at least 95% of its REIT taxable income -- for the Company, approximately $2.5 million and $2.3 million in 1994 and 1995 ($.58 and $.48, respectively, per share of Common Stock). See "Federal Income Tax
Considerations -- Annual Distribution Requirements". Future distributions by the Company will be at the discretion of the Board of Directors and will depend upon the actual Funds From Operations (as defined below) of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, applicable legal restrictions and such other factors as the Board of Directors deems relevant. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurances can be given as to the amount of distributions, if any, made in the future.

     The Company anticipates that cash available for distribution will be greater than earnings and profits due to non-cash expenses, primarily depreciation and amortization, incurred by the Company. Distributions by the Company to the extent of its current accumulated earnings and profits for federal income tax purposes will be taxable to stockholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a stockholder's Common Stock. In order to maintain its qualification as a REIT, the Company could be required to make distributions in excess of cash available for distribution. The Company estimates that 35% and 68% of the distributions paid in 1994 and 1995, respectively, were a return on capital for federal income tax purposes.

     During 1995, the Company implemented a Dividend Reinvestment and Stock Purchase Plan, which permits stockholders to acquire additional shares of Common Stock by automatically reinvesting cash distributions and making optional cash purchases without payment of any broker commissions or service charges. Stockholders who do not participate in such Plan continue to receive cash distributions as paid.

     Funds From Operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT") to mean net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers Funds From Operations to be a useful measure of the operating performance of an equity REIT because, together with net income and cash flows, Funds From Operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds From Operations does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs. Funds From Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds From Operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, Funds From Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds From Operations. On March 3, 1995, NAREIT modified the calculation of Funds From Operations to, among other things, eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing Funds From Operations.

                                CURRENT MARKETS

     Set forth below is a brief description of the current markets in which the Company currently owns industrial properties. The information was derived from data provided by, among other sources, CB Commercial Torto Wheaton Research.

     Riverside-San Bernardino. The Riverside-San Bernardino metropolitan statistical area is comprised of the two counties of Riverside and San Bernardino. As of the fourth quarter of 1995, the population of the Riverside-San Bernardino metropolitan statistical area was 2.9 million, making it the 10th most populous metropolitan statistical area in the country. The median per capita income in 1995 was $17,180, which is 17.5% below the national average. Industries concentrated in the Riverside-San Bernardino metropolitan statistical area include agricultural services and military.

     At year end 1995, the Riverside-San Bernardino metropolitan statistical area was the 21st largest industrial market (in terms of leasable industrial property) nationally and that market had grown 11.4 million square feet since 1990. Warehouses comprised the largest part (50.3%) of the industrial property rental market, with manufacturing facilities next at 35.8%. Vacancy rates ranged from 6.5% in manufacturing space to 12.6% in warehouse properties.

     Orange County. As of the fourth quarter of 1995, the population of the Orange County metropolitan statistical area was 2.5 million, making it the 15th most populous metropolitan statistical area in the country. The median per capita income in 1995 was $25,022, which is 20.2% above the national average. Industries concentrated in the Orange County metropolitan statistical area include agricultural services, real estate and technology.

     At year end 1995, the Orange County metropolitan statistical area was the 11th largest industrial market (in terms of leasable industrial property) nationally and that market had grown 2.9 million square feet since 1990. Manufacturing facilities comprised the largest part (54.8%) of the commercial real estate market with research and development ("R&D") facilities next at 16.9%. Vacancy rates ranged from 8.1% from warehouse space to 15.8% in R&D properties.

     San Diego. As of the fourth quarter of 1995, the population of the San Diego metropolitan statistical area was 2.6 million, making it the 14th most populous metropolitan statistical area in the country. The median per capita income in 1995 was $20,949 which is 0.6% above the national average. Industries concentrated in the San Diego metropolitan statistical area include military and tourism.

     At year end 1995, the San Diego metropolitan statistical area was the 28th largest industrial market (in terms of leasable industrial property) nationally and that market had grown 6.9 million square feet since 1990. Manufacturing facilities comprised the largest part (38.7%) of the industrial property rental market, with warehouses next at 24.8%. Vacancy rates ranged from 8.0% in warehouse space to 19.8% in R&D properties.

     Seattle. As of the fourth quarter of 1995, the population of the Seattle metropolitan statistical area was 2.2 million, making it the 22nd most populous metropolitan statistical area in the country. The median per capita income in 1995 was $26,122, which is 25.5% above the national average. Industries concentrated in the Seattle metropolitan statistical area include transportation equipment, technology and water transportation.

     At year end 1995, the Seattle metropolitan statistical area was the 13th largest industrial market (in terms of leasable industrial property) and that market had grown 9.7 million square feet since 1990. Warehouses comprised the largest part (49.9%) of the industrial property rental market, with manufacturing facilities next at 37.9%. Vacancy rates ranged from 2.8% in manufacturing space to 12.3% in R&D properties.

     Los Angeles. As of the fourth quarter of 1995, the population of the Los Angeles metropolitan statistical area was 9.2 million, making it the most populous metropolitan statistical area in the country. The median per capita income in 1995 was $21,660, which is 4.0% above the national average. Industries concentrated in the Los Angeles metropolitan statistical area include defense, entertainment, apparel & other textile products and transportation services.

     At year end 1995, the Los Angeles metropolitan statistical area was the second largest industrial market (in terms of leasable industrial property) nationally and that market had grown 10.3 million square feet since 1990. Manufacturing facilities comprised the largest part (40.7%) of the industrial property rental market, with warehouses next at 40.4%. Vacancy rates ranged from 10.0% in warehouse space to 18.2% in R&D properties.

                            BUSINESS AND PROPERTIES
GENERAL

     The tables below set forth certain information relating to the Company's Industrial and Multifamily Properties (excluding any properties under development) by location and type as of September 30, 1996.

                                              NUMBER       LEASABLE      PERCENT OF NET
                                                OF          SQUARE       RENTAL PROPERTY
                                            PROPERTIES       FEET          EARNINGS(1)       OCCUPANCY(2)
                                            ----------     ---------     ---------------     ------------
INDUSTRIAL
California
  Inland Empire(3)........................       4         1,306,394            23%                99%
  San Diego...............................       4           802,132            15                 99
  Orange County...........................       6           857,241            17                 96
  Los Angeles.............................       1           567,605            21                100
  Northern California.....................       1           193,358             3                 88
Pacific Northwest
  Seattle, WA.............................       4           660,666            21                 97
                                                --         ---------           ---                 --
Total or Weighted Average.................      20         4,387,396           100%                98%
                                                ==         =========           ===                 ==

                                              NUMBER                     PERCENT OF NET
                                                OF                       RENTAL PROPERTY
                                            PROPERTIES         UNITS       EARNINGS(1)       OCCUPANCY(2)
                                            ----------         -----     ---------------     ------------
MULTIFAMILY
California
  Inland Empire(3)........................      11             1,368            36%                92%
  Orange County...........................       3               742            21                 97
Pacific Northwest
  Seattle, WA.............................       6             1,556            36                 97
  Portland, OR............................       1               279             7                 91
                                                --             -----           ---                 --
Total or Weighted Average.................      21             3,945           100%                95%
                                                ==             =====           ===                 ==

---------------

(1) Net rental property earnings is defined as rental revenues less rental expenses and real estate taxes for the nine months ended September 30, 1996. Operating results for projects acquired during the nine months ended September 30, 1996. Properties for which the Company has insufficient data are not annualized and reflect operations as of close of escrow.

(2) As of November 30, 1996, the Company experienced occupancy rates of 98% and 94% for its Industrial Properties and Multifamily Properties, respectively.

(3) Includes the eastern portion of Los Angeles County adjacent to the Riverside-San Bernardino metropolitan statistical area.

     The information in the following sections is forward looking and involves risks and uncertainties that could significantly impact the Company's Funds From Operations in the short and long term. Higher than expected acquisition, rental and/or rehabilitation costs, delays in the rehabilitation of properties, a downturn in the local economies and/or the lack of growth of such economies could reduce the Company's Funds From Operations.

INDUSTRIAL PROPERTIES

     The Company focuses on multi-tenant business parks and mid-size warehouse/distribution facilities. Whenever possible, the Company seeks a significant market share in its principal sub-markets so that it can accommodate its tenants as their needs change and have an influence on trends in market rents. The Company also seeks properties that are well-located and offer convenient access to major distribution points, such as shipping ports, major airports and major freeways.

     Management believes that the Southern California industrial property market is poised for recovery based upon an increasing level of leasing interest and a limited supply of new product. As evidence of this, the Company already has observed recent increases in the prices for industrial properties and tenant requests for longer term leases. With over 70% of its industrial leases expiring during the next three years, the Company believes it is in a good position to capitalize on anticipated rental rate increases. The Company's industrial properties are currently occupied by over 400 tenants, and no one tenant accounts for more than 2.5% of the Company's total rental revenues.

     The Company generally offers industrial leases in the one- to five-year range. Lease terms include, in most cases, annual adjustments based on changes in the consumer price index and, in some cases, from one to three months' free rent. The standard lease also includes some refurbishing and tenant improvement allowance with the amount varying depending upon the length of the lease, the size of the space leased and the use. The Company seeks tenants primarily involved in warehouse, distribution, assembly and light manufacturing activities.

     The following table presents information concerning the Industrial Properties, including the actual average rent per square foot and percentage of the leasable square footage leased and occupied by tenants as of September 30, 1996:

                                                                         GROSS       AVERAGE
                                                                       LEASABLE      MONTHLY
                                                             DATE       SQUARE      BASE RENT
   INDUSTRIAL PROPERTY (1)              LOCATION           COMPLETED    FOOTAGE    PER SQ. FT.   OCCUPANCY
------------------------------  ------------------------   ---------   ---------   -----------   ---------
Seattle I.....................  Seattle, WA                1968           42,240     $  0.41        100%
Seattle II....................  Seattle, WA                1981           64,077        0.54        100
Seattle III...................  Seattle, WA                1981           78,720        0.54        100
Pacific Gulf Business Park....  Tukwila, WA                1975-79       475,629        0.50         96
Etiwanda......................  Ontario, CA                1991          576,327        0.29        100
Golden West...................  Rancho Cucamonga, CA       1990          296,821        0.36         95
Vista.........................  Vista, CA                  1990          356,800        0.38        100
Baldwin Industrial Park.......  Baldwin Park, CA           1986          567,605        0.36        100
Pacific Gulf Business Park....  Garden Grove, CA           1986          189,526        0.62         94
Garden Grove Industrial
  Park........................  Garden Grove, CA           1979          251,927        0.38         97
Crescent Business Center......  Rancho Cucamonga, CA       1981          136,066        0.38        100
Eden Landing Commerce Park....  Hayward, CA                1972-74       193,358        0.65         88
San Marcos Commerce Center....  San Marcos, CA             1985           72,100        0.38        100
Bay San Marcos Industrial
  Center......................  San Marcos, CA             1988          121,768        0.41        100
Escondido Business Center.....  Escondido, CA              1988-92       251,464        0.49         99
Bell Ranch Industrial Park....  Santa Fe Springs, CA       1981          128,640        0.27        100
La Mirada Business Center.....  La Mirada, CA              1975           82,010        0.56         89
Pacific Park..................  Aliso Viejo, CA            1988           99,622        0.90         92
Riverview Industrial Park.....  San Bernardino, CA         1980          297,180        0.26        100
North County Business Park....  Yorba Linda, CA            1987-89       105,516        0.57        100
                                                                       ---------        ----        ---
Sub-Total or Weighted Average
  For Industrial Properties
  (1).........................                                         4,387,396     $  0.51        98%
                                                                       =========

INDUSTRIAL PROPERTY UNDER
  DEVELOPMENT
------------------------------
City of Industry Distribution
  Center......................  City of Industry, CA       1973-77       326,596         N/A        N/A

---------------

(1) Excludes Miramar Business Park, a multi-tenant industrial/warehouse project consisting of approximately 186,000 square feet, acquired subsequent to September 1996 that is subject to a ground lease expiring in July 2035.

     The following table shows scheduled lease expirations for all leases for the Industrial Properties (excluding properties under development) as of September 30, 1996.

                                                GROSS
                                              LEASABLE                           PERCENTAGE
                                  NUMBER OF    AREA OF         ANNUAL BASE        OF GROSS       PERCENTAGE
                                   LEASES     EXPIRING       RENT OF EXPIRING   LEASABLE AREA    ANNUAL BASE
            PROPERTY              EXPIRING     LEASES             LEASES          EXPIRING      RENT EXPIRING
--------------------------------  ---------   ---------      ----------------   -------------   -------------
Fourth Quarter 1996.............     135        620,000        $  2,948,000          14.8%           14.0%
1997............................     303        944,000           5,090,000          22.6            24.2
1998............................     194        940,000           5,184,000          22.5            24.7
1999............................     105        650,000           3,118,000          15.5            14.8
2000............................      32        304,000           1,274,000           7.3             6.1
2001............................      29        209,000           1,195,000           5.0             5.7
2002............................       4        321,000           1,144,000           7.7             5.4
2003............................       7         91,000             534,000           2.2             2.5
2004............................       1         90,000             469,000           2.2             2.2
2005 and thereafter.............       1         12,000              58,000           0.2             0.4
                                     ---      ---------         -----------         -----           -----
TOTALS..........................     811      4,181,000        $ 21,014,000         100.0%          100.0%
                                     ===      =========         ===========         =====           =====

---------------

(1) Of the square footage subject to leases that expired in the fourth quarter of 1996, approximately 53,000 leasable square feet, as of January 14, 1996, was vacant.

MULTIFAMILY PROPERTIES

     The Company invests primarily in two types of multifamily apartment communities: communities oriented to family-style living and communities for active seniors ages 55 and older.

     The Company focuses on family-style apartment communities with greater concentrations of two- and three-bedroom units with rents affordable by middle income families. The Company believes that there is a strong demand among middle income families for affordable rental housing such as that offered by the Company.

     The Company also focuses on active senior housing for individuals ages 55 and older, where seniors can be involved in activities, social gatherings and other types of entertainment with residents of their own age group. The Company offers no assisted living or related services; the Company's properties are oriented to those seniors interested in renting versus owning and who are able to care for themselves. The Company believes that the senior population will continue to grow and that the market for rental housing for active seniors will be strong. In addition, management believes that active senior housing typically has lower operating and management costs due to lower tenant turnover.

     Each of the Multifamily Properties provides tenants with attractive amenities, including a swimming pool (except Inn at Laguna Hills) and clubhouse, and many include jacuzzis, tennis courts, sports courts and saunas. Many offer additional features such as vaulted ceilings, fireplaces, washers and dryers, cable television and limited access gates. None of the Multifamily Properties currently are subject to rent control or rent stabilization regulations. However, certain of these properties are subject to restrictions based upon tax-exempt loan requirements, such as providing a percentage of units to low income tenants. There can be no assurances that rent control or rent stabilization regulations will not be imposed in the future.

     The following table presents information concerning the Multifamily Properties, including average gross scheduled rents per unit and percentage of units occupied as of September 30, 1996:

                                                                        AVERAGE
                                                                         UNIT       AVERAGE
                                                  YEAR                   SIZE         RENT
MULTIFAMILY PROPERTIES(1)       LOCATION        COMPLETED     UNITS     (SQ FT)     PER UNIT     OCCUPANCY
--------------------------  ----------------    ---------     ------    -------     --------     ---------
Applewood.................  Santa Ana, CA         1972           406        801       $697           96%
Park Place................  Santa Ana, CA         1990           196        799        644           95
Inn at Laguna Hills(2)....  Laguna Hills, CA      1994           140        500        603          100
Daisy 5(3)(4).............  Covina, CA            1977            38        897        713           92
Daisy 7(3)(4).............  Diamond Bar, CA       1978           204        950        788           94
Daisy 12(3)(4)............  San Dimas, CA         1979           102        952        692           96
Daisy 16(3)(4)............  West Covina, CA       1981           250        986        721           92
Daisy 17(3)(4)............  San Dimas, CA         1981           156        962        706           90
Lariat(3)(4)..............  San Dimas, CA         1981            30        970        757          100
Daisy 19(3)(4)............  Ontario, CA           1983           125      1,019        723           93
Daisy 20(3)(4)............  Ontario, CA           1982           155      1,000        661           93
Sunnyside I(2)(3)(4)......  San Dimas, CA         1984           164        495        518           90
Sunnyside II(2)(3)(4).....  Ontario, CA           1983            60        493        505           83
Sunnyside III(2)(3)(4)....  Ontario, CA           1985            84        504        511           95
Fulton's Landing..........  Everett, WA           1988           248        745        510           97
Fulton's Crossing.........  Everett, WA           1986           256        803        535           98
Lora Lakes................  Burien, WA            1987           234        907        615           99
Holly Ridge...............  Burien, WA            1987           146        946        638           97
Hampton Bay...............  Kent, WA              1987           304        884        629           97
Heatherwood(3)............  Federal Way, WA       1985           368        741        535           97
Waterhouse................  Beaverton, OR         1990           279        937        664           91
                                                               -----                                ---
Sub-Total or Weighted
  Average For Multifamily
  Properties(1)...........                                     3,945                                 95%
                                                               -----                                ---

  MULTIFAMILY PROPERTIES
    UNDER DEVELOPMENT
--------------------------
Rancho Santa Margarita      Rancho Santa           N/A           166        600        N/A          N/A
  Senior Community........  Margarita, CA

---------------

(1) Excludes Raintree Apartments, a 165 unit apartment project acquired subsequent to September 30, 1996, which, as of November 30, 1996, was 90% occupied.

(2) Properties serving active senior tenants (individuals ages 55 and older).

(3) Under rehabilitation.

(4) Owned by PGP Inland Communities, L.P., a limited partnership in which the Company has a minimum 78% equity interest, full management and control, and the right to 100% of cash flow until certain net operating income levels are achieved.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of the material federal income tax considerations regarding the Offering is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders including insurance companies, tax-exempt organizations or retirement accounts (except to the extent discussed under the heading " -- Taxation of Tax-Exempt Shareholders"), financial institutions or brokerdealers, foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading " -- Taxation of Non-U.S. Shareholders"), which are subject to special treatment under the federal income, estate and other tax laws.

     EACH PROSPECTIVE PURCHASER OF COMMON SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR TO DETERMINE THE IMPACT OF SUCH PROSPECTIVE PURCHASER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will operate in a manner so as to qualify or remain qualified.

     The sections of the Code and Treasury Regulations governing REITs are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and rules promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Gibson, Dunn & Crutcher LLP, special tax counsel to the Company, commencing with the Company's taxable year ended December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled, and its proposed method of operation will enable, it to meet the requirements under the Code for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon the accuracy of certain representations made by the Company as to factual matters relating to the Company's organization, operations, income, assets, distributions and stock ownership. The Company's qualification as a REIT depends on the Company having met and continuing to meet -- through actual operating results, distribution levels and diversity of stock ownership -- the various qualification tests imposed under the Code and discussed below, the results of which will not be reviewed by Gibson, Dunn & Crutcher LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year have satisfied or will satisfy such requirements. An opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the Company's eligibility for taxation as a REIT. Further, the anticipated federal income tax treatment described in this Prospectus Supplement may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See " -- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) of income that generally results from an investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income" (as defined below), including undistributed net capital gains. Second, under certain circumstances the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference to the extent that tax exceeds its regular tax. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of default on indebtedness held by the Company) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-in Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-in Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) in which during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     The Company believes that it has issued sufficient shares to allow it to satisfy conditions (v) and (vi). In addition, the Company's Charter provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such transfer and ownership restrictions are described in the accompanying Prospectus. These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "Failure to Qualify."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its shares of stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A REIT with 2,000 or more record shareholders must demand statements from record holders of 5% or more of its shares, one with less than 2,000, but more than 200 record shareholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record shareholders must demand statements from record holders of 0.5% or more of the shares. A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records.

A shareholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests, discussed below. Thus, the Company's proportionate share of the assets, liabilities and items of income of PGP Inland Communities, L.P., the Company's subsidiary operating partnership and Pacific Inland Communities, LLC, the entity used to effect certain tax-exempt financing of the Company (collectively, the "Partnerships"), are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. The Company controls the Partnerships and believes it has operated the Partnerships in a manner consistent with the requirements for qualification as a REIT, and intends to continue to operate the Partnerships in such a manner. However, there can be no assurance that the Company has operated or will actually operate the Partnerships in a manner that has enabled or will enable the Company to continue to satisfy the REIT provisions of the Code.

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived from items of income that qualify under the 75% test, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, gain from the sale or other disposition of stock or securities held for less than one year, gain from certain sales of real property held primarily for sale and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income for each taxable year.

     Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the Company derives no revenue, provided, however, the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and not otherwise considered "rendered to the occupant" of the property. The Company regularly monitors its activities to ensure that the foregoing tests are satisfied. There can be no assurances, however, that the Company will not realize income from Related Party Tenants that does not qualify as "rents from real property," including as a result of the constructive ownership of an interest in a tenant by Five Arrows. See "Recent Developments -- Equity Financing Activities."

     The Company receives fees in exchange for management services rendered to the Partnerships. Although the percentage of those fees exceeding the Company's capital interest in the Partnership paying such fee will not qualify under the 75% or 95% gross income tests, the aggregate amount of such income (together with any other nonqualifying income) in any taxable year has not exceeded and is not expected to exceed the limits on nonqualifying income under the gross income tests.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches to its return for that year a schedule of the nature and amount of each item of its income and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. However, in the event the Company does not meet these tests, the Company would not be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in " -- General," even if these relief provisions apply, a tax would be imposed with respect to the excess nonqualifying income. There are no comparable relief provisions which could mitigate the consequences of a failure to satisfy the 30% gross income test.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of Company's total assets may be represented by securities other than those included in the 75% asset test. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. In applying these tests, the Company will be deemed to own a proportionate share of any assets owned, directly or indirectly, by the Partnerships based on its capital interest in the Partnerships.

     The Company believes that it has complied and will continue to comply with the asset tests. Substantially all of the Company's investments represent qualifying real estate assets, including the Company's share of the assets of the Partnerships.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. "REIT taxable income" for any year means the taxable income of the Company for such year (excluding any net income derived either from property held primarily for sale to customers or from foreclosure property), subject to certain adjustments provided in the REIT provisions of the Code. In addition, if the Company disposes of any Built-in Gain Asset during such asset's Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The Company intends to make, and to cause the Partnerships to make, timely distributions sufficient to satisfy these annual distribution requirements. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular capital gain and ordinary corporate tax rates.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements described above due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if nondeductible capital expenditures such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange, or to cause the Partnerships to arrange, for short-term or long-term borrowing, to sell assets, or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the above distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and capital gains on which tax is imposed for any year is treated as an amount distributed during that year for purposes of this excise tax.

FAILURE TO QUALIFY

     If the Company should fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at rates applicable to regular C corporations. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT will reduce the cash available for distribution by the Company to shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, a recent federal budget proposal contains language which, if enacted, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT, and thus would effectively preclude the Company from re-electing REIT status following a termination of its REIT qualification.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are properly designated by the Company as capital gain dividends will be taxed as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will be treated as tax-free returns of capital to the extent of the shareholder's basis in the shares, and will reduce the adjusted basis of such shares (but not below zero). To the extent distributions in excess of current and accumulated earnings and profits exceed the basis of a shareholder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     Upon any sale or other disposition of shares, a domestic shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares for tax purposes. In general, provided the shares were held as a capital asset, any gain or loss realized on a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company reports to its domestic shareholders and the IRS the amount of dividends paid with respect to each calendar year, and the amount of tax withheld therefrom, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld under the backup withholding rules will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify to their nonforeign status to the Company. See " -- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from the Company should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Shareholder") provided the Tax-Exempt Shareholder has not held its shares as "debt financed property" within the meaning of Section 514 of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt Shareholder. Similarly, income from the sale of Common Stock should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Shareholder has held such Common Stock as a dealer (under Section 512(b)(5)(B) of the Code) or as "debt-financed property."

     For Tax-Exempt Shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by the Company may be treated as UBTI to certain trusts if the Company is treated as a "pension held REIT." A trust will be subject to this rule if it (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     The Company will be treated as a "pension held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "five or fewer" shareholder requirement (discussed above), as owned by the beneficiaries of the trust (rather than by the trust itself) and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the Company or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the Company, hold in the aggregate more than 50% (by value) of the interests in the Company. The Company believes that it has not been, and is not, a "pension held REIT."

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax law and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Shareholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income and other tax laws with regard to an investment in Common Stock, including any reporting requirements.

     Distributions. Distributions by the Company to a Non-U.S. Shareholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions generally will be subject to withholding of United States federal income tax at a 30% rate on the total amount distributed unless an applicable income tax treaty reduces or eliminates that tax. However, dividends that are "effectively connected" with the conduct of a trade or business by the Non-U.S. Shareholder will be subject to tax on a net basis at graduated rates, in the same manner as domestic shareholders are taxed with respect to such dividends, and are generally not subject to withholding. Any such "effectively connected" dividends received by a Non-U.S. Shareholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of a tax treaty rate. Under proposed Treasury Regulations not currently in effect, however, a Non-U.S. Shareholder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. A Non-U.S. Shareholder must file a properly completed and executed IRS Form 4224 (or, under proposed regulations not currently in effect, IRS Form W-8) with the Company's withholding agent certifying that the investment to which the distribution relates is effectively connected with the conduct of a United States trade or business of such Non-U.S. Shareholder in order to qualify for the exemption from withholding under the effectively connected income exemption discussed above.

     If the Company is a "domestically controlled REIT" (as described below), distributions that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends and that are in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such Common Stock. To the extent such distributions in excess of the Company's current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, they will give rise to gain from the sale or exchange of the Common Stock, the tax treatment of which is described below. Under current Treasury Regulations, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the entire distribution will generally be treated as a dividend subject to withholding. However, amounts thus withheld are generally refundable if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company. Under proposed regulations not currently in effect, the Company may, at its option, make a reasonable estimate of the portion of a distribution that is out of current or accumulated earnings and profits and withhold only with respect to such portion, although any such determination would not affect the Non-U.S. Shareholder's liability for the 30% tax on the amount ultimately determined to have been distributed out of the Company's current or accumulated earnings and profits.

     Distributions to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will be treated as income that is effectively connected with a United States trade or business of the Non-U.S. Shareholder. Non-U.S. Shareholders would thus generally be taxed on such distributions at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder that is not entitled to a treaty exemption or rate reduction. The Company is required to withhold 35% of any such distribution, and the withheld amount is creditable against the Non-U.S. Shareholder's United States federal income tax liability.

     Sale of Common Stock. Gain recognized by a Non-U.S. Shareholder upon a sale or other disposition of Common Stock generally will not be subject to United States federal income tax unless (i) the Company is not a "domestically controlled REIT," or (ii) the investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's United States trade or business or
(iii) in the case of a Non-U.S. Shareholder who is a nonresident alien individual, the individual is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office. A domestically controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company currently believes that it is a domestically controlled REIT. However, because the Common Stock will be publicly traded, no assurance can be given that the Company is or will continue to be a domestically-controlled REIT. In the circumstances described above in clauses (i) and (ii), the Non-U.S. Shareholders will generally be subject to the same treatment as domestic shareholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals in the circumstances described above in clause (i) and, in the case of foreign corporations, subject to the possible application of the 30% branch profits tax, discussed above). In the circumstances described above in clause
(iii), the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Estate Tax. Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to United States federal estate tax on the property includable in the estate for United States federal estate tax purposes.

     Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each Non-U.S. Shareholder the amount of distributions subject to withholding as described above and the tax withheld with respect to such distributions, regardless of whether withholding is actually required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Shareholder resides under the provisions of an applicable income tax treaty. Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Shareholders. Non-U.S. Shareholders should consult their tax advisors with regard to U.S. information reporting and backup withholding.

OTHER TAX CONSEQUENCES

     The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

     Prudential Securities Incorporated ("Prudential Securities" or the "Underwriter") has agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the shares of Common Stock offered hereby. The Company is obligated to sell, and the Underwriter is obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriter has advised the Company that it proposes to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus Supplement, that the Underwriter may allow to selected dealers a concession of $0.54 per share and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the initial public offering, the offering price and concessions may be changed by the Underwriter.

     The Company has granted to the Underwriter an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 300,000 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus Supplement. The Underwriter may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, the Underwriter will become obligated, subject to certain conditions, to purchase such additional shares.

     The Company has agreed to indemnify the Underwriter or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Company and its directors and executive officers have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or other capital stock of the Company for a period of 90 days from the date of this Prospectus Supplement, without the prior written consent of the Underwriter.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California and Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements for Pacific Gulf Properties Inc. and the Predecessor Multifamily and Industrial Operations included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1995 and incorporated by reference in the accompanying Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing therein and has been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

                                                   This filing is made pursuant
                                                   to Rule 424(b)(2) under
                                                   the Securities Act of
                                                   1933 in connection with
                                                   Registration Nos. 333-02798
                                                                     333-18847


PROSPECTUS                          [LOGO]
                          PACIFIC GULF PROPERTIES INC.

                                  $61,727,001
                COMMON STOCK AND PREFERRED STOCK OF THE COMPANY
                            ------------------------

     Pacific Gulf Properties Inc. (the "Company") may from time to time offer and sell shares of its common stock, par value $.01 per share (the "Common Stock"), and shares of its preferred stock, par value $.01 per share (the "Preferred Stock," and together with the Common Stock, the "Offered Securities"), with an aggregate public offering price not to exceed $61,727,001 in Offered Securities. The Offered Securities may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The terms of the Preferred Stock, including the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, preferences, privileges and restrictions of the Preferred Stock will be set forth in the applicable Prospectus Supplement. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes. The specific number of shares of Common Stock and issuance price per share will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will also contain information about all material Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Company may sell all or a portion of any offering of its securities directly, through agents designated from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

     SEE "RISK FACTORS" BEGINNING AT PAGE 5 OF THIS PROSPECTUS FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OR THE PREFERRED STOCK.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 14, 1997

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to the Registration Statement. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement, the exhibits to the Registration Statement, and the documents incorporated by reference into the Registration Statement, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. These reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 13th Floor, 7 World Trade Center, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's web site (http://www.sec.gov.) The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). The reports, proxy and information statements and other information can also be inspected at the offices NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents heretofore filed by the Company under the Exchange Act with the Commission.

     (a) The Company's Current Report on Form 8-K, dated August 30, 1995;
     (b) The Company's Current Report on Form 8-K/A, dated October 27, 1995;
     (c) The Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the
         Company's Current Report on Form 8-K/A, dated October 27, 1995;
     (d) The Company's Current Report on Form 8-K/A, dated May 20, 1996, amending the
         Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the Company's
         Current Report on Form 8-K/A, dated October 27, 1995;
     (e) The Company's Current Report on Form 8-K, dated November 28, 1995;
     (f) The Company's Current Report on Form 8-K/A, dated May 7, 1996, amending the
         Company's Current Report on Form 8-K, dated November 28, 1995;
     (g) The Company's Annual Report on Form 10-K, dated March 21, 1996;
     (h) The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31,
         1995, dated May 7, 1996, amending the Company's Annual Report on Form 10-K, dated
         March 21, 1996;
     (i) The Company's Annual Report on Form 10-K/A for the fiscal year December 31, 1995, dated May 20, 1996, amending the Company's Annual Report on Form 10-K/A, dated May
         7, 1996.
     (j) The Company's Quarterly Report on Form 10-Q, dated May 1, 1996;
     (k) The Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1996, dated May 7, 1996, amending the Company's Quarterly Report on Form 10-Q, dated May
         1, 1996;
     (l) The Company's Current Report on Form 8-K, dated May 7, 1996;
     (m) The Company's Current Report on Form 8-K/A, dated May 20, 1996, amending the
         Company's Current Report on Form 8-K, dated May 7, 1996;
     (n) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996;
     (o) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30,
         1996;
     (p) The Company's Current Report on Form 8-K, dated November 4, 1996;
     (q) The Company's Current Report on Form 8-K, filed January 14, 1997; and
     (r) The description of the Company's Common Stock and 8.375% Convertible Subordinated
         Debentures Due 2001 contained in its Registration Statement on Form 8-A/A filed with the Commission, on January 25, 1994 (file no. 1-12546).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus, and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement, this Prospectus, and any applicable Prospectus Supplement to the extent that a statement contained in the Registration Statement, this Prospectus, any applicable Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus and accompanying Prospectus Supplement is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Written or oral requests should be directed to Shareholder Relations, Pacific Gulf Properties Inc., 363 San Miguel Drive, Newport Beach, California 92660; telephone (714) 721-2700.

                                  THE COMPANY

     Pacific Gulf Properties Inc., a self-administered and self-managed equity REIT, owns, operates, manages, leases, acquires and rehabilitates multifamily and industrial properties. At September 30, 1996, the Company owned a portfolio of 21 multifamily properties, containing 3,945 units, and 21 industrial properties, containing 4,713,992 leasable square feet.

     The Company focuses on properties located in California and the Pacific Northwest, with the largest concentration in Southern California. Management has extensive experience in these markets, and believes that these markets present potential for long-term economic growth because of their proximity to Pacific Rim and NAFTA trading partners, access to ports and other facilities, anticipated growth in population and employment, and desirable climate and recreational environment.

     Management believes that focusing on two property types allows the Company greater opportunities and flexibility than would be available by investing only in one property type. Multifamily and industrial property values move differently within real estate cycles. Apartments have shorter leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties lags changes in the real estate market due to longer term leases on such properties. The values of these properties and the potential they present for growth are affected by the timing of these rental adjustments.

     The Company's objective is to increase shareholder value by continuing to grow its Funds from Operations by improving net operating income of existing properties and through acquisitions. Management closely monitors rental operations and administrative expenses, utilizes new technologies, periodically conducts contract reviews, and seeks opportunities to maximize economies of scale in order to control costs, reduce tenant turnover and assure that the Company is competitive in all aspects of its operations. The Company also seeks to increase shareholder value through the acquisition of properties that provide attractive initial returns and opportunities to increase Funds from Operations. Additionally, the Company seeks well-located properties in strong markets where values have suffered due to poor management or maintenance and that can be acquired at less than replacement cost.

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "PAG." The Company's executive offices are located at 363 San Miguel Drive, Newport Beach, California, 92660. The telephone number is (714) 721-2700. The Company was incorporated in Maryland in August of 1993.

                                  RISK FACTORS

     An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following factors, in addition to other information contained in this Prospectus in connection with an investment in the Common Stock offered hereby.

     This Prospectus and the accompanying Prospectus Supplement include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), the use of proceeds of this Offering, expansion and other development trends of the real estate industry, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

DEBT FINANCING; RISK OF RISING INTEREST RATES

     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, that the Company will not be able to refinance existing indebtedness on its properties, or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. As of December 31, 1995, the Company had outstanding approximately $150 million of indebtedness secured by certain of its properties.

     If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's cash provided by operating activities and its ability to make distributions or payments to holders of its securities. In addition, in the event the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's funds from operations. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

     As of September 30, 1996, certain of the Company's properties were subject to variable rate mortgage indebtedness. At that date, the weighted average interest rate on such outstanding indebtedness was 7.26%. An increase in interest rates will have an adverse effect on the Company's net income and results of operations.

RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company intends to actively continue to acquire industrial and multifamily residential properties. Acquisitions of such properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general real estate investment risks associated with any new real estate investment.

     The Company may also pursue industrial and multi-family residential property development projects, although it has not heretofore done so. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. Such development activities will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project not economical; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a development project causing a reduction in funds from operations or the funds available for distribution.

GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make distributions to its stockholders will be adversely affected. The performance of the economy in each of the areas in which the Company's properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Company's properties and their underlying values. The financial results of major local employers may have an impact on the cash flow and value of certain of the Company's properties.

     Increases in income, service or other taxes generally are not passed through to tenants under leases and may adversely affect the Company's Funds From Operations and its ability to make distributions to stockholders. Similarly, compliance with current federal, state or local laws, or changes in such laws, including (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions, (ii) rent control or rent stabilization laws or other laws regulating housing or (iii) laws (such as the Americans with Disabilities Act) requiring modifications to existing buildings to improve access to such buildings by disabled persons, may result in significant unanticipated expenditures, which would adversely affect the Company's Funds From Operations and its ability to make distributions to stockholders.

LACK OF GEOGRAPHIC DIVERSIFICATION

     The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. Income from the Company's properties may be adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as an oversupply of space or a reduction in demand for rental space, the attractiveness of the Company's properties to tenants, competition from other available space, the ability of the Company to provide the adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Company's properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., ADA and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

AFFORDABLE HOUSING LAWS

     Certain of the Company's multi-family properties are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents whose incomes do not exceed a certain percentage of the local median. These laws and regulations, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available to those persons satisfying such requirements, could adversely affect the Company's profitability and its ability to develop certain communities in the future.

     A certain amount of the Company's properties are financed by tax-exempt financing. The tax-exempt financing subjects these properties to certain deed restrictions and restrictive covenants. In addition, the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for Federal income tax purposes of interest on qualified bond obligations, including requirements that at least 20% of apartment units be made available to residents with gross incomes that do not exceed 50% of the median income for the applicable family size as determined by the Housing and Urban Development Department of the Federal government. In addition to Federal requirements, certain state and local authorities may impose additional rental restrictions. The bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the tax-exempt financed properties if the Company is required to lower its rental rates to attract residents who satisfy the median income test. If the required number of apartment homes are not reserved for residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations of the Company under the bond documents may be accelerated and other contractual remedies against the Company may be available.

COMPETITION

     Numerous industrial and residential properties compete with the Company's properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Company's properties. The number of competitive properties in a particular area could have a material effect on the Company's ability to lease space in its properties or at newly developed or acquired properties and on the rents charged.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs or removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

     Certain environmental laws impose liability for any release of asbestos-containing materials ("ACMs") into the air. In addition, third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs released from such properties. Limited quantities of ACMs are present in various building materials such as floor coverings, ceiling texture material, acoustical tiles and decorative treatments located at certain of the Company's properties. The ACMs present at such properties are generally in good condition, and possess low probabilities for unintentional disturbance. The Company has implemented operations and maintenance plans for properties where ACMs are present or reasonably suspected. It is the Company's policy that generally ACMs will be removed by the Company in the ordinary course of renovation and construction.

     There may also be potential liability associated with lead-based paint arising from lawsuits alleging personal injury and related claims. Typically, the existence of lead paint is more of a concern in residential units than in commercial properties. A structure built prior to 1978 may contain lead-based paint and thus may present a potential for exposure to lead. Structures built after 1978 are not likely to contain lead-based paint. While the Company's existing multifamily properties have not been tested for lead-based paint, the majority were constructed after 1978, and therefore are not likely to contain lead-based paint.

     The existence of electric transmission lines near the Company's properties were not searched for. Electric transmission lines are one of many sources of electro-magnetic fields ("EMFs") to which people may be exposed. Research into potential health impacts associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, while others have required transmission facilities to measure for levels of EMFs. In addition, the Company understands that lawsuits have, on occasion, been filed (primarily against electric utilities) alleging personal injuries resulting from exposure as well as fear of adverse health effects. In addition, fear of adverse health effects from transmission lines has been a factor considered in determining property values in obtaining financing and in condemnation proceedings. Therefore, there is a potential for the value of the Company's properties to be affected as a result of proximity to a transmission line and for the Company to be exposed to damage claims by persons exposed to EMFs.

     Each of the Company's properties has been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or groundwater analysis and generally without radon testing) completed by licensed and qualified independent environmental consultant companies. Some of the properties have been subject to a limited subsurface investigation. These environmental assessments have not revealed any environmental liability, nor is the Company aware of any environmental liability, that the Company's management believes would have a material adverse effect on the company's business, assets or results of operations.

     No assurance can be given that existing environmental assessments with respect to any of the Properties would reveal all environmental liabilities, that any prior owner of any of the Company's properties did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Company's properties.

GENERAL UNINSURED LOSSES

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance for each of its properties, with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses which are either uninsurable or not economically insurable. Further, all of the Company's properties are located in areas that are subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should one or more of the Company's properties sustain damage as a result of an earthquake, the Company may sustain losses due to insurance deductibles, co-payments on insured losses or uninsured losses.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Tax Liabilities Upon Failure to Qualify as a REIT. The Company made the election to be treated for federal income tax purposes as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). No assurance can be given that the Company will operate in a manner enabling it to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions which have only a limited number of judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may impact its ability to qualify as a REIT. In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the federal income tax consequences of such qualification.

     If in any taxable year the Company does not qualify as a REIT, it would be taxed as a regular corporation and distributions to the holders of the Common Stock would not be deductible by the Company in computing its taxable income. In addition, unless entitled to relief under certain statutory provisions, the Company will also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the funds from operations available for investment or distribution or payment to holders of the securities because of the additional tax liability to the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions.

     To qualify as a REIT, the Company is required to distribute at least 95% of its taxable income to its shareholders each year. Possible timing differences between receipt of income and payment of expenses, and the inclusion and deduction of such amounts in determining taxable income, could require the Company to reduce its dividends below the level necessary to maintain its qualification as a REIT, which would have material adverse tax consequences.

QUALIFICATION OF CERTAIN ENTITIES AS PARTNERSHIPS FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON REIT STATUS

     PGP Inland Communities, L.P., the Company's subsidiary operating partnership, and Pacific Inland Communities, LLC, the entity used to effect certain tax-exempt financing of the Company (collectively, the "Partnerships") are intended to be treated as partnerships for federal income tax purposes. If the IRS were to challenge successfully the status of either or both of the Partnerships as partnerships for federal income tax purposes, either or both of the Partnerships would be treated as an association taxable as a corporation. In such event, for federal income tax purposes the character of the Company's assets and income pertaining to its interest in the Partnerships would change, and could cause the Company to fail to meet the requirements for taxation as a REIT for federal income tax purposes and therefore to be taxed as a regular corporation. The imposition of a corporate tax on the Company and on one or both of the Partnerships would significantly reduce the funds from operations available for investment or distribution or payment to holders of the securities.

     Other REIT Taxes. Although qualified to be taxed as a REIT, certain transactions or other events could lead to the Company being taxed at rates ranging from 4% to 100% on certain income or gains.

DEPENDENCE ON KEY PERSONNEL

     The Company's management has substantial experience in acquiring, managing and financing multifamily and industrial properties. The Company believes that its success will depend in significant part upon the efforts of such persons and that it may be difficult to replace such persons with individuals having comparable experience.

ISSUANCE OF SHARES MAY ADVERSELY AFFECT MARKET PRICE OF COMMON STOCK AND DILUTE PER SHARE AMOUNTS AVAILABLE FOR DISTRIBUTION

     Future issuances of substantial amounts of Common Stock upon conversion of the Company's 8.375% Convertible Subordinated Debentures (the "Debentures") could adversely affect the market price for the Common Stock and dilute per share amounts available for distribution to shareholders. An aggregate of $56,551,000 in principal amount of Debentures, convertible into an aggregate of 3,036,710 additional shares of Common Stock, was issued by the Company in February 1994. In December 1996, the Company consummated an exchange offer (the "Exchange Offer") pursuant to which it issued an aggregate of 2,440,002 shares of Common Stock in exchange for an aggregate of $42,069,000 in principal amount of Debentures (at a rate of 58 shares of Common Stock for each $1,000 principal amount of Debentures). Following the Exchange Offer $14,437,000 in principal amount of Debentures remain outstanding. The Debentures are convertible at any time at the election of the holders at a rate of 53.6986 shares of Common Stock per $1,000 principal amount of Debentures.

                                USE OF PROCEEDS

     Unless otherwise described in the Prospectus Supplement which accompanies this Prospectus, the Company intends to use the net proceeds from the sale of the Company Offered Securities for general corporate purposes, which may include acquiring additional industrial or multifamily properties or interests in entities owning industrial or multifamily properties as suitable opportunities arise, making improvements to properties, repaying certain then-outstanding secured or unsecured indebtedness and for working capital. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for the Company and for the predecessor to the Company prior to February 18, 1994.

                                                                                           NINE MONTHS
                                                         YEAR ENDED DECEMBER 31,              ENDED
                                                  --------------------------------------  SEPTEMBER 30,
                                                   1995    1994    1993    1992    1991       1996
                                                  ------  ------  ------  ------  ------  -------------
  Ratio of Earnings to Fixed Charges............   1.12x   1.26x    .74x    .58x    .55x      1.17x

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net earnings before income taxes, extraordinary items, minority/predecessor interest income and fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

     Prior to completion of the Company's initial public offering in February 1994, the predecessor of the Company operated in a highly leveraged manner. As a result, although the Company and the predecessor have historically generated positive net cash flow, the financial statements of the predecessor show net losses for the periods prior to February 1994. Consequently, the computation of the ratio of earnings to fixed charges for such periods indicate that earnings were inadequate to cover fixed charges by approximately $1.6 million, $2.3 million and $1.9 million for the years ended December 31, 1993, 1992 and 1991 respectively.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities through one or more underwriters or dealers, directly to one or more purchasers, through agents, or through a combination of any such methods of sale. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement. Sales of Offered Securities pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Securities for whom they may act as agent. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers, and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commer-cial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except: (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount of the Offered Securities less the amount thereof covered by the Contracts.

     Unless otherwise specified in the related Prospectus Supplement, each series of Company Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the New York Stock Exchange. Any shares of Common Stock sold by the Company pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock on any exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market of the Offered Securities.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                          DESCRIPTION OF COMMON STOCK

     The summary of the terms of the Company's Common Stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company.

GENERAL

     The Articles of Incorporation of the Company provide that the Company may issue up to 60,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), 30,000,000 shares of excess stock, par value $.01 per share (the "Excess Shares"), and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of December 31, 1996, 9,757,917 shares of Common Stock and no shares of Preferred Stock or Excess Shares were issued and outstanding. On December 31, 1996 the Company entered into an agreement to issue 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock to an institutional investor on or before December 31, 1997. Under Maryland law, shareholders generally are not liable for the corporation's debts or obligations.

TERMS

     All shares of Common Stock offered hereby by the Company will be upon issuance and delivery against payment, and all shares of Common Stock offered hereby by the Selling Stockholder are, duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of capital stock and to the provisions of the Company's Articles of Incorporation regarding Excess Shares, holders of Common Stock will be entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor, and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     The Company commenced quarterly distributions on its Common Stock on April 15, 1994, and intends to continue making quarterly distributions on the outstanding shares of Common Stock.

     Subject to the provisions of the Company's Articles of Incorporation, regarding Excess Shares and to the matters discussed under "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws -- Control Share Acquisitions," each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of all plurality of the outstanding Common Stock can elect all of the directors then standing for election and the holders of the remaining Common Stock will not be able to elect any directors.

     Holders of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

     Subject to the provisions of the Company's Articles of Incorporation, regarding Excess Shares, all Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

     Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, transfer all or substantially all of its assets, engage in a share exchange or engage in certain similar fundamental transactions unless recommended by the Board of Directors and approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation require the affirmative vote of shareholders holding at least a majority of all the votes entitled to be cast on such matters. In addition, a number of other provisions of the MGCL could have a significant effect on the Common Stock and the rights and obligations of holders thereof. See "Certain Provisions of Maryland Law of the Company's Articles of Incorporation and Bylaws."

     The transfer agent and registrar for the Common Stock is Harris Trust Company of California.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The following description of terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and the Board of Directors' resolution or resolutions relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

     Subject to limitations prescribed by the MGCL and the Articles of Incorporation, the Board of Directors is authorized to issue shares of Preferred Stock in one or more series, to establish from time to time the number of shares of Preferred Stock to be included in any such series and to fix for any such series the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption. The Company is authorized to issue five million shares of Preferred Stock, of which no shares are currently outstanding.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below, unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion right;
(vii) any listing of the Preferred Stock on any securities exchange; (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions not in conflict with the Articles of Incorporation or the MGCL; (ix) a discussion of Federal income tax considerations applicable to the Preferred Stock; (x) the relative ranking and preferences of the Preferred Stock as to dividends and rights upon liquidation; and (xi) any limitations on direct or beneficial ownership and restrictions on transfer. The Preferred Stock will, when issued for lawful consideration therefor, be fully paid and nonassessable and will have no preemptive rights.

     Unless otherwise indicated in a Prospectus Supplement relating thereto, Harris Trust Company of California will be the transfer agent and registrar for shares of each series of Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights upon liquidation, dissolution or winding up of the Company, rank: (i) senior to all classes or series of Common Stock and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The rights of the holders of each series of Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDENDS

     Holders of each series of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     So long as any series of Preferred Stock shall be outstanding, unless: (i) full dividends (including, if such dividends are cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of Preferred Stock of such series and all other classes and series of Preferred Stock (other than "Junior Stock," as defined below; and (ii) the repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any other Preferred Stock of any class or series (other than Junior Stock), the Company may not declare any dividends on any Common Stock or any other equity securities of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other equity securities being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for the purchase, redemption of other retirement of or for a sinking or other analogous fund, for any Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or equity securities of the Company, other than shares of Junior Stock which are neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than shares of Junior Stock.

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     A series of Preferred Stock may be redeemable in whole or in part, from time to time, at the option of the Company, or may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption prices set forth in the Prospectus Supplement related to such series. Shares of Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued Preferred Stock of the Company.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of equity securities of the Company, the terms of such series of Preferred Stock may provide that, if no such equity securities shall have been issued or, to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable equity securities of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of Preferred Stock or any other series of Preferred Stock of the Company ranking on a parity as to dividends and distribution of assets with such series of Preferred Stock are in arrears, no shares of any such series of Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

     In the event that fewer than all of the outstanding shares of a series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of shares of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Except as indicated below or in a Prospectus Supplement relating to a particular series of Preferred Stock, or except as required by applicable law, holders of the Preferred Stock will not be entitled to vote for any purpose.

     So long as any series of Preferred Stock remains outstanding, the consent or the affirmative vote of the holders of at least a majority of the votes entitled to be cast with respect to the then outstanding shares of such series of Preferred Stock together with any "Other Preferred Stock" (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary: (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of equity securities of the Company ranking prior to Preferred Stock of such series as to dividends, voting or upon distribution of assets; and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of Preferred Stock. In case any series of Preferred Stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of Other Preferred Stock which will be similarly affected, the holders of the Preferred Stock of such series, together with any series of Other Preferred Stock which will be similarly affected, will be entitled to be cast with respect to each such series of Preferred Stock and Other Preferred Stock then outstanding, in lieu of the consent or affirmative vote hereinafter otherwise required.

     With respect to any matter as to which the Preferred Stock of any series is entitled to vote, holders of the Preferred Stock of such series and any other series of Preferred Stock ranking on a parity with such series of Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Other Preferred Stock") will be entitled to cast the number of votes set forth in the Prospectus Supplement with respect to that series of Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of Preferred Stock to vote together as a class with the holders of shares of one or more series of Other Preferred Stock, it is possible that the holders of such shares of Other Preferred Stock could approve action that would adversely affect such series of Preferred Stock, including the creation of a class of shares of beneficial interest ranking prior to such shares of Preferred Stock as to dividends, voting or distributions of assets.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, the provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and the provisions affecting conversion.

RESTRICTIONS ON OWNERSHIP

     See "Restrictions on Transfer of Capital Stock" for a discussion of the restrictions on transfers of shares of capital stock necessary for the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended.

                   RESTRICTIONS ON TRANSFER OF CAPITAL STOCK

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its issued and outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of issued and outstanding capital stock of the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Board of Directors has included certain provisions in the Articles of Incorporation restricting the acquisition of the Company's capital stock, including Common Stock.

     The provision setting forth the Ownership Limit provides that, subject to certain exceptions, no shareholder (other than Realty) may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than the Ownership Limit, which is equal to 9.8% in value or in number, whichever is more restrictive, of the issued and outstanding capital stock of the Company. The constructive ownership rules are complex and may cause Common Stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number of shares of the Common Stock (or the acquisition of an interest in an entity which owns Common Shares) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 9.8% in value or in number of the issued and outstanding capital stock of the Company, and thus subject such Common Stock to the Ownership

Limit. In addition, for these purposes, Common Stock that may be acquired upon conversion of the 8.375% Convertible Subordinated Debentures Due 2001 previously issued by the Company (the "Debentures") owned or deemed owned by an investor, but not Common Stock issuable with respect to Debentures held by others, are deemed to be owned by the investor and outstanding prior to conversion, for purposes of determining the percentage of ownership of Common Stock owned by that investor.

     The Board of Directors may waive the Ownership Limit with respect to a particular shareholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares of Common Stock are issued or transferred to any person, which would result in a violation of the Ownership Limit, or which would cause the Company to be beneficially owned by fewer than 100 persons, such issuance or transfer shall be null and void ab initio, and the intended transferee will acquire no rights to, or economic interest in, the Common Stock.

     The Articles of Incorporation provide that a transfer or other event that results in a person owning Common Stock in excess of the Ownership Limit is null and void ab initio as to the intended transferee or purported owner, and the intended transferee or purported owner acquires or retains no rights or economic interest in those shares of Common Stock. Common Stock purportedly owned, or deemed to be owned, or transferred to a person in excess of the Ownership Limit, will, in certain events, automatically be exchanged for shares of a separate class of stock ("Excess Shares") that will be transferred, by operation of law, to a trust for the exclusive benefit of the transferee or transferees to whom the Common Stock may ultimately be transferred (without violating the Ownership Limit). While held in trust, the Excess Shares will not be entitled to vote, will not be considered outstanding for purposes of any shareholder vote or the determination of a quorum for such vote, and will not be entitled to participate in any distributions made by the Company. Any dividend or distribution paid to a proposed transferree or owner on Excess Shares prior to the discovery by the Company that such shares have become directly or constructively owned in violation of the Company's Articles of Incorporation shall be repaid to the Company upon demand. The intended transferree or owner may, at any time the Excess Shares are held by the Company in trust, transfer the Excess Shares at a price not to exceed the price paid by the intended transferee or owner to any person whose ownership of such Excess Shares would be permitted under the Ownership Limit, at which time the Excess Shares will automatically be exchanged for shares of Common Stock. In addition, the Company would have the right, for a period of 90 days during the time the Excess Shares are held by the Company in trust, to purchase all or any portion of the Excess Shares from the intended transferee or owner at a price equal to the lesser of the price paid for the shares of Common Stock by the intended transferee or owner and the closing market price for the shares of Common Stock on the date the Company exercises its option to purchase the Common Stock. This period commences on the date of the violative transfer of ownership if the intended transferee or owner gives notice of the transfer to the Company, or the date the Board of Directors determines that a violative transfer has occurred with no notices provided.

     The Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the Board of Directors and the shareholders of the Company determine that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change of the Ownership Limit would require an amendment to the Articles of Incorporation. Amendments to the Articles of Incorporation require recommendation by the Board of Directors and the affirmative vote of shareholders holding at least a majority of all the votes entitled to be cast on the matter. In addition to preserving the Company's status as a REIT, the Ownership Limit may have the effect of precluding an acquisition of control of the REIT without the approval of the Board of Directors.

     All certificates representing shares of Common Stock will bear a legend referring to the restrictions described above.

     All persons who own a specified percentage (or more) of outstanding Common Stock must file an affidavit with the Company containing information regarding their ownership of Common Stock, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between one-half of one percent and five percent, depending on the number of record holders of Common Stock. In addition, each shareholder shall upon demand by the Company be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or government agency.

     The ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
               THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and the Company's Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part, as described in "Additional Information," and to Maryland law.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Company's Articles of Incorporation provide that the number of directors of the Company may be established by the Board of Directors, but may not be fewer than three nor more than eleven. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board of Directors. Pursuant to the terms of the Articles of Incorporation, the directors are divided into three classes -- i.e., Class I, Class II, and Class III. Presently, one class will hold office for a term expiring at the annual meeting of shareholders to be held in 1997 (i.e., Class III), another class will hold office for a term expiring at the annual meeting of shareholders to be held in 1998 (i.e., Class I), and another class will hold office for a term expiring at the annual meeting of shareholders to be held in 1999 (i.e., Class II). As the term of each class expires, directors in that class will be elected for a term of three years or until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

     The classified director provision could have the effect of making the removal of incumbent directors more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a plurality of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS

     The Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of all the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes shareholders from removing incumbent directors except upon a substantial affirmative vote and upon a finding of cause and filling the vacancies created by such removal with their own nominees.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation limit the liability of the Company's directors and officers to the Company and its shareholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its shareholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceedings. This provision does not limit the ability of the Company or its shareholders to obtain other relief, such as an injunction or rescission.

     The Company's Bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of voting shares other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's shareholders receive a fair price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. As permitted by Maryland law, the Articles of Incorporation of the Company include a provision exempting all future business combinations involving the Company from the operation of the business combination statute.

CONTROL SHARE ACQUISITIONS

     The Company's Bylaws currently contain a provision exempting from the control share acquisition statute described below any and all acquisitions by any person of shares of capital stock of the Company, specifically including Realty. The current or future directors of the Company may decide to eliminate or amend this provision, although no such change is currently contemplated.

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
(i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a meeting of shareholders is held where the voting rights of such shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction and such transaction is otherwise effected under the provision of the MGCL; or to acquisitions approved or exempted by the Articles of Incorporation or Bylaws of the Company.

AMENDMENT TO THE ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation, including its provisions on classification of the Board of Directors and removal of directors, may be amended only with the recommendation of the Board of Directors and by the affirmative vote of shareholders holding at least a majority of all the votes entitled to be cast on the matter.

DISSOLUTION OF THE COMPANY

     The dissolution of the Company must be approved by the affirmative vote of shareholders holding at least a majority of all the votes entitled to be cast or the written consent of all shares entitled to vote on this matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The Bylaws of the Company provide that (a) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by shareholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of

Directors, or (iii) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in the Bylaws, and
(b) with respect to special meetings of shareholders, only the business specified in the Company's notice of the meeting may be brought before the meeting of shareholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of meeting, (ii) by the Board of Directors, or (iii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in the Bylaws.

     The provisions in the Articles of Incorporation on classification of the Board of Directors and removal of directors, the business combination and, if the applicable provision in the Company's Bylaws is rescinded, control share acquisition provisions of the MGCL, and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

     Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

     In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those securities.

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Offered Securities and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                                 LEGAL MATTERS

     Certain legal and tax matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California, and the legality of the Offered Securities will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The financial statements for Pacific Gulf Properties Inc. and the Predecessor Multifamily and Industrial Operations included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1995 and incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing therein and has been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURIS-DICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            -----
Prospectus Supplement Summary..............   S-3
Recent Developments........................   S-5
Use of Proceeds............................   S-8
Capitalization.............................   S-9
Price Range of Common Stock and
  Distributions............................  S-10
Current Markets............................  S-11
Business and Properties....................  S-13
Federal Income Tax Considerations..........  S-17
Underwriting...............................  S-25
Legal Matters..............................  S-25
Experts....................................  S-25
                   PROSPECTUS
Available Information......................     2
Incorporation of Certain Documents by
  Reference................................     3
The Company................................     4
Risk Factors...............................     5
Use of Proceeds............................     9
Ratio of Earnings to Fixed Charges.........    10
Plan of Distribution.......................    10
Description of Common Stock................    12
Description of Preferred Stock.............    13
Restrictions on Transfer of Capital
  Stock....................................    16
Certain Provisions of Maryland Law and of
  the Company's Articles of Incorporation
  and Bylaws...............................    18
Federal Income Tax Considerations..........    21
Legal Matters..............................    22
Experts....................................    22

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                                2,000,000 Shares

                                      LOGO

                                  PACIFIC GULF
                                PROPERTIES INC.

                                  Common Stock
                       ----------------------------------
                             PROSPECTUS SUPPLEMENT
                       ----------------------------------
                       PRUDENTIAL SECURITIES INCORPORATED
                                January 15, 1997
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